Exhibit 99.1

Electra Meccanica Vehicles Corp. Reports Third Quarter 2018 Financial Results

VANCOUVER, British Columbia, Nov. 19, 2018 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today reported its financial results for the three-months ended September 30, 2018.

Recent Operational Highlights:

•                     Announced that total vehicle pre-orders as of October 22, 2018 exceeded 64,000 units, representing USD$2.4 billion in potential sales at the expected vehicle MSRPs.

•                     Debuted the SOLO at the AltCar Expo in Southern California, generating hundreds of test drive requests from industry thought leaders; Received commendation from Canadian consulate.

•                     Opened first Electra Meccanica dealership in Los Angeles, California to facilitate test drives, maintenance and initial SOLO vehicle deliveries to the strategic U.S. market.

•                     Successfully completed Canadian side-crush testing of the SOLO, having withstood 20,617 lb. in side-crush testing as compared to the required minimum of 2,977 lb.

•                     Announced collaboration with 7-Eleven, Inc., the world’s largest convenience retailer with over 66,000 stores in 17 countries, to evaluate the SOLO for local delivery applications from select Canadian locations with the potential for potential future expansion.

•                     Completed uplisting to the NASDAQ Capital Market in conjunction with a USD$10 million underwritten public offering.

•                     Completed USD$8.5 million registered direct offering to raise proceeds to further the design and development of the Tofino electric sports car.

•                     Engaged MZ Group, the world’s largest independent IR firm, to manage a comprehensive investor relations and strategic financial communications program across all key markets.

Q3 2018 Financial Summary

•                     Total revenue for the three months ended September 30, 2018, was CAD$190k, compared with negligible revenue in the corresponding quarter ended September 30, 2017. The increase in revenue was due to the acquisition of Intermeccanica International Inc.

•                     General and administrative expenses for the three months ended September 30, 2018, were CAD$1.7 million, compared to CAD$0.6 million in the corresponding quarter ended September 30, 2017. This increase is primarily due to increased rent and office expenses, legal and professional fees, consulting fees and increased salary expenses.

•                     Research and development expenses increased to CAD$0.9 million for the three months ended September 30, 2018, up from CAD$0.8 million in the corresponding quarter ended September 30, 2017. This is primarily due to costs related to the development of the SOLO.

•                     Operating loss for the three months ended September 30, 2018 increased to CAD$3.9 million, compared to an operating loss of $2.2 million in the corresponding quarter ended September 30, 2017.

•                     Net loss for the three months ended September 30, 2018 was CAD$2.9 million, compared to CAD$3.0 million in the corresponding quarter ended September 30, 2017.

•                     Cash used in operations was CAD$5.0 million, compared with cash used in operations of CAD$1.5 million in the corresponding quarter ended September 30, 2017.

•                     Cash and cash equivalents and short-term deposits were CAD$12.1 million as of September 30, 2018, compared with CAD$3.5 million as of September 30, 2017. Subsequent to the close of the third quarter, the Company completed an USD$8.5 million registered direct offering.

Management Commentary
“We have made significant progress towards our production goals in the third quarter and are on the cusp of launching mass-production SOLO vehicles in the United States,” said Jerry Kroll, CEO of Electra Meccanica. “Alongside a successful debut at the AltCar Expo in Santa Monica where we garnered hundreds of test drive requests, we saw initial deliveries of the SOLO arrive at our new Los Angeles dealership in order to facilitate customer test drives. We believe that our initial vehicles in the Los Angeles market will continue to garner significant consumer and media interest, steadily generating new sales leads.

“Additionally, I am extremely proud to announce immensely positive results from several crash tests we’ve conduced over the past few months. In one side-crush test in Canada, the SOLO withstood nearly seven times more pressure than the required minimum. We believe these positive test results are indicative of the high engineering standards that we hold ourselves to, as customer safety remains our highest priority. “

“Given our capital-light production model – which substantially reduces production and execution risk – as well as our disciplined cash management and robust balance sheet, we are now in a stronger position than ever to deliver on our promise of delivering our first production vehicles in the fourth quarter, as well as delivering 5,000 production vehicles by the end of 2019. With a strong pre-order queue of over 64,000 units representing $2.4 billion in potential sales at our expected vehicle MSRPs, there remains a massive market to address as we scale vehicle production with our strategic manufacturing partner. We look forward to providing our valued pre-order customers with a superior driving experience in the short term, and believe we are well positioned to create notable shareholder value as we continue to execute upon our strategic objectives,” concluded Kroll.

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses. For more information, visit www.electrameccanica.com.

Safe Harbor Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released November 19, 2018